Exhibit 2.1

Execution Version

FIRST AMENDMENT TO

AMENDED AND RESTATED AGREEMENT AND

PLAN OF MERGER

This FIRST AMENDMENT TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of February 20, 2017 (this “Amendment”), is entered into by and between Caesars Acquisition Company, a Delaware corporation (“CAC”), and Caesars Entertainment Corporation, a Delaware corporation (“CEC”). Capitalized terms used but not otherwise defined in this Amendment shall have the meaning ascribed to such terms in the Amended Merger Agreement (as defined below).

WHEREAS, CAC and CEC entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) dated as of December 21, 2014, pursuant to which the Parties agreed to effect a strategic business combination through the merger of CAC with and into CEC (the “Merger”), with CEC as the surviving entity (the “Surviving Entity”) upon the terms and subject to the conditions of the Original Merger Agreement;

WHEREAS, CAC and CEC entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) dated as of July 9, 2016, pursuant to which the Parties agreed to amend and restate the terms of the Original Merger Agreement in its entirety and to effect the Merger upon the terms and subject to the conditions of the Amended Merger Agreement;

WHEREAS, prior to the execution and delivery of the Amended Merger Agreement, the Parties entered into the RSAs with respect to the Restructuring;

WHEREAS, on January 17, 2017, the joint chapter 11 plan of reorganization of the Debtors was confirmed by the Bankruptcy Court;

WHEREAS, pursuant to Section 3.1 of the Amended Merger Agreement, the Parties contemplated that, following the receipt of certain information, the Exchange Ratio would be reviewed by the CEC Special Committee, on behalf of CEC, and the CAC Special Committee, on behalf of CAC, and, if necessary, adjusted pursuant to the terms and subject to the conditions of the Amended Merger Agreement;

WHEREAS, the CEC Special Committee, on behalf of CEC, and the CAC Special Committee, on behalf of CAC, have completed their review of the applicable information and the Parties now desire, pursuant to Section 8.2 of the Amended Merger Agreement, to amend certain provisions of the Amended Merger Agreement in accordance with the terms hereof to reflect (i) a fixed Exchange Ratio resulting from the procedures set forth in Section 3.1 of the Amended Merger Agreement, (ii) entry of the Confirmation Order and (iii) the other terms set forth herein; and

WHEREAS, (a) the CEC Board (upon the recommendation of the CEC Special Committee) and (b) the CAC Board (upon the recommendation of the CAC Special Committee), have each (i) approved the terms of the Amended Merger Agreement, as amended by this Amendment, and the Merger, (ii) determined that the Merger and the other transactions contemplated by the Amended Merger Agreement, as amended by this Amendment, are fair to and in the best interests of their respective corporations and stockholders and, therefore, have authorized and approved the plan of merger contained in the Amended Merger Agreement, as amended by this Amendment, and declared advisable the Merger, and (iii) recommended that their respective stockholders approve the Amended Merger Agreement as amended by this Amendment, and the Merger.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in the Amended Merger Agreement and in this Amendment, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendments to Section 1.1 of the Amended Merger Agreement.

(a) The defined terms “Adjustment Deadlock,” “Adjustment Period,” “CAC Fairness Opinion,” “CEC Fairness Opinion” and “Releasing Parties” are hereby deleted in their entirety.

(b) The following defined terms are hereby added in the appropriate alphabetic order:

“Additional CEC Bank Consideration” has the meaning assigned to it in the Plan.

“Additional CEC Bond Consideration” has the meaning assigned to it in the Plan.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other domestic or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

“CEOC Merger” shall have the meaning assigned to it in the Plan.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Loss Properties” mean the following properties: (a) 3845 Pioneer Avenue, Las Vegas, NV, 89102, Lots 162-18-506-001, 162-18-506-002 and 162-18-506-008, and (b) 8906 Spanish Ridge Avenue, #120, Las Vegas, NV 89148.

“Minimum Basis Amount” means $413,000,000.

“New CEC Cash Contribution” shall have the meaning assigned to it in the Plan.

“New CEC Common Equity Buyback” shall have the meaning assigned to it in the Plan.

“New CEC Convertible Notes” shall have the meaning assigned to it in the Plan.

“PLRs” has the meaning assigned in Section 6.3(g)(i).

“PropCo Tax Letter” shall have the meaning assigned to it in the Plan.

(c) The following defined terms are hereby amended and restated in their entirety as follows:

“Adjustment Date” means February 20, 2017.

“Confirmation Date” means January 17, 2017.

“Confirmation Order” means that certain Order Confirming Debtors’ Third Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 6334], as entered in the Chapter 11 Cases on January 17, 2017, as may be modified by the Bankruptcy Court, provided that such modifications are reasonably acceptable to CAC and CEC.

“Exchange Ratio” means 1.625, calculated as of the Measurement Date using the treasury stock method based on Current Trading Prices after taking into account the CEC Common Stock to be issued pursuant to the Plan without giving effect to the New CEC Common Equity Buyback, subject to adjustment under Section 3.2(c). For purposes of clarity, such calculation is on a fully diluted basis assuming no conversion of the New CEC Convertible Notes upon the effectiveness of the Plan and the consummation of the Merger.

“Measurement Date” means the date that is four (4) Business Days prior to the Adjustment Date.

“Plan” means the Debtors’ Third Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (including all exhibits, amendments, and supplements thereto), dated as of January 13, 2017 [Docket No. 6318] and confirmed by the Bankruptcy Court on January 17, 2017 pursuant to the Confirmation Order, as may be modified in accordance with Article X thereof and pursuant to Section 1127 of the Bankruptcy Code, provided that such modifications are reasonably acceptable to CAC and CEC.

“Restructuring” means the implementation of the Plan solely in accordance with the express terms thereof and the Confirmation Order.

2. Amendments to Section 3.1 of the Amended Merger Agreement. Section 3.1 of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“3.1 [Intentionally Omitted].”

3. Amendments to Section 4.3 of the Amended Merger Agreement.

(a) Section 4.3 of the Amended Merger Agreement is hereby amended by adding “, 4.3(o)(xv), 4.3(o)(xvi), 4.3(o)(xvii)” after “4.3(e)(iii)” in the first paragraph thereof, and by adding the following as new clauses (xv), (xvi) and (xvii) to subsection (o) thereof:

“(xv) From the Adjustment Date through the completion of the Restructuring and the transactions entered into in connection therewith (including the Merger and the restructuring of CEOC into OpCo and PropCo): (A) CEOC, or one of its wholly-owned Subsidiaries, holds and will hold legal title to the Loss Properties, (B) neither CEOC nor any of its Subsidiaries are or will be under any obligation to sell, transfer or otherwise dispose of any of the Loss Properties, (C) in the aggregate, the Loss Properties have and will have an adjusted basis for U.S. federal income tax purposes at least equal to the Minimum Basis Amount, and (D) CEC has and reasonably expects that it will have a “net unrealized built-in gain” for purposes of Section 382 of the Code and the Treasury Regulations promulgated under Sections 382 and 1502 of the Code.

(xvi) CEC reasonably expects that, as of the first day of the first taxable year of CEC following the taxable year of CEC in which the Restructuring occurs, the Loss Properties will have, in the aggregate, an adjusted basis for U.S. federal income tax purposes which is at least equal to the Minimum Basis Amount.

(xvii) CEC reasonably expects that, without taking into account any sale or other disposition of the Loss Properties, CEC will have, in the two taxable years of CEC following the taxable year of CEC in which the Restructuring occurs, an aggregate amount of taxable income which is at least equal to the Minimum Basis Amount.”

(b) Section 4.3(f)(i) of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“(i) No consent from any Governmental Entity, including any Gaming Authority, is required to be made or obtained by it in connection with the execution, delivery and performance by such Party of its obligations under this Agreement and the other agreements, documents and instruments to which such Party is or will be a party, or the consummation by such Party of the transactions contemplated hereby and thereby, except for (A) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC, the state securities authorities and applicable securities exchanges, (B) filing of the Registration Statement and the Joint Proxy Statement/Prospectus with the SEC and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (C) the filing of the Certificate of Merger, (D) such filings with applicable securities exchanges as are necessary to obtain the listing authorizations contemplated by this Agreement, (E) the Gaming Approvals, if any, (F) consents required under liquor licenses, if any, (G) approval of the Restructuring by the relevant court or other Governmental Entity and (H) filings or approvals contemplated by Section 5.10(b).”

4. Amendments to Section 5.7(c) of the Amended Merger Agreement. Section 5.7(c) of the Amended Merger Agreement is hereby amended by deleting the phrase “, during the period from the Commencement Date to the Confirmation Date,” in each of the parentheticals in which it appears.

5. Amendments to Section 5.10 of the Amended Merger Agreement. Section 5.10 of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“5.10 Consents; Applications.

(a) Each of the Parties shall cooperate with each other and use their commercially reasonable best efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable; (ii) obtain any permits, consents, approvals and authorizations from, and all declarations, filings and registrations with, any Governmental Entity (including any Gaming Authority) required in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger; and (iii) make all necessary registrations, declarations and filings, and thereafter make any other submissions with respect to this Agreement, as required under any applicable Law.

(b) Without limiting the generality of Section 5.10(a), the Parties and their respective Subsidiaries will, to the extent required in the reasonable judgment of counsel to CEC and CAC, (i) file with the United States Federal Trade Commission, or any successor thereto, and the Antitrust Division of the United States Department of Justice, or any successor thereto, a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act as soon as reasonably practicable following the Adjustment Date; and (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Entity that are required by other applicable Antitrust Laws in connection with the Merger. Each of CEC and CAC will (A) cooperate and coordinate (and cause its Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that reasonably may be required or requested by the United States Federal Trade Commission, or any successor thereto, the United States Department of Justice, or any successor thereto, or the Governmental Entities of any other applicable jurisdiction in which any such filing is made; (D) take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Merger, in each case as soon as practicable; and (E) prior to independently participating in any material meeting, or engaging in any substantive conversation, with any Governmental Entity in respect of any such filings or any investigations or other inquiries relating thereto, provide notice to the other party of such meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The Parties will and will cause their respective Subsidiaries and Affiliates to promptly inform the other of any communication from any Governmental Entity regarding the Merger in connection with such filings. If any Party or Subsidiary or Affiliate thereof receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(c) In furtherance and not in limitation of Section 5.10(b), if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, each of the Parties and their respective Subsidiaries and Affiliates, if applicable, will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the assets (whether tangible or intangible), rights, products or businesses of CEC and its Subsidiaries, on the one hand, and CAC and its Subsidiaries, on the other hand; and (B) any other restrictions on the activities of CEC and its Subsidiaries, on the one hand, and CAC and its Subsidiaries, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger.

(d) Without limiting the generality of Section 5.10(a), the Parties and their respective Subsidiaries, as necessary, shall, reasonably promptly following the date hereof, prepare and cause to be filed all required initial applications and documents in connection with obtaining and maintaining the Gaming Approvals (including where appropriate indications of further information to come by supplementary filing) required in connection with the transactions contemplated by this Agreement. CEC and CAC agree to comply with the terms and conditions of all such Gaming Approvals (including the maintenance of any existing Gaming Approvals) and to promptly and in good faith respond to, and to cause their respective officers, managers, directors, members, stockholders and Affiliates to promptly and in good faith respond to, all requests for information by any Gaming Authority in connection with such applications and otherwise cooperate in good faith with each other and such Gaming Authorities. Each Party will notify the other promptly of receipt of material comments or material requests from any Gaming Authority that relate to Gaming Approvals. CEC and CAC agree to promptly advise each other upon receiving any communication from any Gaming Authority that causes such Party to believe that there is a reasonable likelihood that any Gaming Approvals required from such Gaming Authority will not be obtained or that the receipt of any such approval will be materially delayed. For the avoidance of doubt, notwithstanding the foregoing, in no event shall either Party in its reasonable judgment be required to take any action, or to refrain from taking any action, that would be reasonably likely to interfere with or be adverse or damaging to such Party’s ongoing relationship with any Gaming Authority. CEC and CAC will, upon request from the other Party, furnish the requesting Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries with or to any Gaming Authority in connection with the transactions contemplated by this Agreement.”

6. Amendments to Section 5.15(a) of the Amended Merger Agreement. Section 5.15(a) of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“(a) Surviving Entity Board of Directors. At or before the Effective Time, the CEC Board shall cause the number of directors that will comprise the full board of directors of the Surviving Entity at the Effective Time to be eleven. The composition of the board of directors of the Surviving Entity shall be in accordance with the terms of the Plan.”

7. Amendments to Section 5.16 of the Amended Merger Agreement. Section 5.16 of the Amended Merger Agreement is hereby amended by adding the following new subsection (d) thereto:

“(d) Acceleration of Remaining Amounts Deferred Under Section 108(i) of the Code. CEC shall validly elect (or CEC shall cause its applicable Subsidiaries to validly elect), for the taxable year of CEC in which the Effective Time occurs, to accelerate in full the inclusion of all remaining income which had previously been deferred under Section 108(i) of the Code.

8. Amendments to Section 5.17 of the Amended Merger Agreement. Section 5.17 of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“5.17 Restructuring.

(a) Each of CEC and CAC shall use commercially reasonable efforts to cause the implementation of the Plan solely in accordance with the express terms thereof and the Confirmation Order and each Party shall consult with the other Party in good faith regarding any matter or filing in the Chapter 11 Cases that such Party determines, in its reasonable good faith discretion, could reasonably be expected to be materially adverse to the other Party.

(b) In no event shall CEC or, upon consummation of the Merger and the effectiveness of the Plan, the Surviving Entity, be permitted to discharge obligations under the Plan in respect of any Additional CEC Bank Consideration or any Additional CEC Bond Consideration through the issuance of CEC Common Stock without the prior written consent of CAC in its sole discretion.”

9. Amendments to Section 6.1(f)(iv) of the Amended Merger Agreement. Section 6.1(f)(iv) of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“(iv) the time at which all conditions to the Plan have been satisfied shall occur contemporaneously with the Closing.”

10. Amendments to Section 6.1 of the Amended Merger Agreement. Section 6.1 of the Amended Merger Agreement is hereby amended by adding the following as new subsection (g):

“(g) Antitrust Approvals. Any waiting period under the HSR Act with respect to the Merger or any other applicable Antitrust Laws for which a filing has been made pursuant to Section 5.10(b)(ii) hereof shall have expired or been terminated.”

11. Amendments to Section 6.3(g) of the Amended Merger Agreement. Section 6.3(g) of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

(g) Tax-Free Spin-Off and Related Transactions.

(i) The IRS Private Letter Rulings dated January 5, 2017, addressed to CEOC and CEC (the “PLRs”) shall not have been revoked or amended or modified in a manner that is materially adverse to CEC or CEOC or their respective Subsidiaries, and the representations made in support of the PLRs, and the facts described therein, shall continue to be true, correct and complete in all material respects;

(ii) CEC shall have received the PropCo Tax Letter provided to CEC under a reliance letter from tax counsel to CEOC permitting CEC to rely on such opinion, which PropCo Tax Letter (A) may be a “short form” opinion and (B) shall comply with the requirements of the Plan, and which reliance letter shall be reasonably satisfactory to CAC; and

(iii) CEC shall have received should-level tax opinions from counsel to CEC or PricewaterhouseCoopers LLP, based on facts, customary representations and assumptions set forth or described in such opinions, that (A) there will not be a material amount of U.S. federal income tax to CEC (taking into account the tax consequences of the transactions described in the PropCo Tax Letter for purposes of such determination) as a result of (1) the inclusion of an “excess loss account” (within the meaning of Treasury Regulations section 1.1502-19) in any equity interest of CEOC or any of its Subsidiaries into the income of CEC pursuant to Treasury Regulations section 1.1502-19(b) resulting from the restructuring of CEOC into OpCo and PropCo and the transactions entered into in connection therewith, (2) CEC’s delivery of New CEC Convertible Notes pursuant to the Plan and contribution of cash pursuant to the New CEC Cash Contribution or (3) the merger of CEOC with and into CEC or a newly formed subsidiary of CEC pursuant to the CEOC Merger, and (B) as of the completion of the Restructuring and the transactions entered into in connection therewith (including the Merger and the restructuring of CEOC into OpCo and PropCo), CEOC, or one of its wholly-owned Subsidiaries, will own the Loss Properties for U.S. federal income tax purposes, which opinions (w) need not include conclusions as to issues addressed favorably in the PLRs or the PropCo Tax Letter (it being understood that an issue shall be considered for these purposes as addressed favorably if the PropCo Tax Letter concludes with respect to such issue that there should not be a material amount of U.S. federal income tax to CEOC, determined as if CEOC and its subsidiaries were a stand-alone consolidated group), (x) shall be reasonable, customary and market as to their scope, (y) shall be reasonably satisfactory to CAC and (z) may be “short form” opinions.”

12. Amendments to Section 7.1(k) of the Amended Merger Agreement. Section 7.1(k) of the Amended Merger Agreement is hereby amended and restated in its entirety as follows:

“(k) [Intentionally Omitted].”

13. Waiver. The Parties hereby expressly waive the occurrence of any breach of covenants related to the Restructuring arising under the Amended Merger Agreement prior to the date of this Amendment, and each Party further waives all legal and equitable rights relating to any such breach by the other Party of covenants related to the Restructuring. The Parties agree that the matters set forth on Schedule I hereto are deemed to be Previously Disclosed for all purposes of the Amended Merger Agreement, as amended hereby.

14. Full Force and Effect. All provisions of the Amended Merger Agreement shall remain in full force and effect on and after the date of this Amendment except as expressly amended hereby. As amended hereby, the Amended Merger Agreement is hereby ratified and confirmed in all respects.

15. Entire Understanding. This Amendment, together with the Amended Merger Agreement (including the Exhibits thereto and Disclosure Schedules) and the documents referenced therein, represents the entire understanding of CEC and CAC regarding the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements previously made or purported to be made, other than the Confidentiality Agreement, which will survive the execution and delivery of the Amended Merger Agreement and this Amendment. No representation, warranty, inducement, promise, understanding or condition not set forth in the Amended Merger Agreement or this Amendment has been made or relied on by any Party in entering into the Amended Merger Agreement or this Amendment.

16. Counterparts. This Amendment may be executed and delivered (including by electronic or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

CAESARS ACQUISITION COMPANY, a Delaware corporation

By:	/s/ Craig Abrahams
Name: Craig Abrahams
Title: CFO

CAESARS ENTERTAINMENT CORPORATION, a Delaware corporation

By:	/s/ Eric Hession
Name: Eric Hession
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Amendment to Amended and Restated Agreement and Plan of Merger]

Schedule I

1.	CIE hired Raine Securities as of July 9 for the sale of CIE.

2.	From time to time, CAC and its Subsidiaries enter into transactions, agreements, arrangements or understandings with the Sponsors and their respective Subsidiaries and Affiliates, including CEC, and its and their respective Representatives, that are not material to CAC and its Subsidiaries, taken as a whole.

3.	From time to time, CEC and its Subsidiaries enter into transactions, agreements, arrangements or understandings with the Sponsors and their respective Subsidiaries and Affiliates, including CAC, and its and their respective Representatives, that are not material to CEC and its Subsidiaries, taken as a whole.